Exhibit 99.4

BNY P.O. BOX 8016, CARY, NC 27512-9903 Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions Opera Limited Annual General Meeting of Shareholders For Shareholders of record as of November 1, 2024 Tuesday, December 3, 2024 3:00 PM, Local Time Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, EST, November 27, 2024. Opera Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on November 27, 2024) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Opera Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on November 1, 2024 at the Annual General Meeting of the Shareholders of Opera Limited to be held on December 3, 2024 at 03:00 p.m. (Central European Time ), Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland) or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 3. Opera Limited 2024 Annual General Meeting will be held on December 3, 2024. The Proxy Statement are available for viewing on Opera Limited website as follows: https://investor.opera.com/ PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

BNY Please make your marks like this: Opera Limited Annual General Meeting of Shareholders PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. Effective from Market close on December 6, 2024 (the “Effective Date”), every two (2) issued and unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into one (1) share of a nominal or par value of US$0.0002 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company's currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed FROM US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, TO US$50,000 divided into 250,000,000 shares of a nominal or par value of US$0.0002 each, and no fractional shares be issued in connection with the Share Consolidation. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date